EXHIBIT 99.2

CRYPTOLOGIC LIMITED
REVISED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NON-AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2011

Pursuant to Canadian National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2011, have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the Company’s management.

The Company’s independent auditors have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	As at March 31, 2011	As at December 31, 2010 (Note 23)	As at January 1, 2010 (Note 23)
ASSETS
Deferred tax assets	$870	$864	$1,549
Property, plant and equipment (note 5)	2,411	2,585	2,826
Intangible assets (note 6)	2,038	2,210	8,906
Total non-current assets	5,319	5,659	13,821
Cash and cash equivalents (note 7)	14,512	10,584	23,447
Security deposits (note 8)	811	515	250
User funds held on deposit	4,079	6,069	7,929
Trade and other receivables (note 9)	4,994	5,046	7,972
Current tax assets	737	730	681
Prepayments	8,488	8,942	9,426
Total current assets	33,621	31,886	49,705
Total assets	$38,940	$37,545	$62,986

EQUITY
Share capital (note 10)	$34,135	$34,129	33,916
Share options (note 11)	5,596	5,564	5,646
Deficit	(23,465)	(22,878)	(2,766)
Total equity attributable to shareholders of the Company	16,266	16,815	36,796
Non-controlling interest (note 12)	1,179	1,226	2,948
Total equity	17,445	18,041	39,744

LIABILITIES
Deferred tax liabilities	63	16	–
Total non-current liabilities	63	16	–
Trade payables and accrued liabilities (note 13)	13,120	13,060	13,156
Income taxes payable	4,233	359	2,157
User funds held on deposit	4,079	6,069	7,929
Total current liabilities	21,432	19,488	23,242
Total liabilities	21,495	19,504	23,242
Total equity and liabilities	$38,940	$37,545	$62,986

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months Ended March 31,
	2011	2010 (Note 23)
Total revenue (note 14)	$6,016	$7,641
Expenses:
Operating	4,688	8,578
General and administrative	1,396	2,178
Reorganization (note 15)	–	29
Depreciation (note 5)	228	223
Amortization of intangible assets (note 6)	181	517
	6,493	11,525
Results from operating activities	(477)	(3,884)
Finance income	39	403
Finance costs	(10)	(15)
Net finance income (note 16)	29	388
Loss before income taxes	(448)	(3,496)
Income tax expense	180	123
Loss for the period	(628)	(3,619)
Other comprehensive income	–	–
Other comprehensive income for the period net of income tax	–	–
Total comprehensive loss for the period	$(628)	$(3,619)
Total comprehensive loss attributable to:
Shareholders of the Company	(587)	(3,378)
Non-controlling interests	(41)	(241)
Total comprehensive loss for the period	(628)	(3,619)
Loss per common share (note 17)
Basic loss per share	$(0.05)	$(0.26)
Diluted loss per share	$(0.05)	$(0.26)

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars)
(Unaudited)

Attributable to Shareholders of the Company
	Share Capital	Contributed surplus	Share options	Retained earnings	Total	Non- Controlling interest	Total equity
Balance at January 1, 2010 (note 23)	$33,848	$68	$5,646	$(2,766)	$36,796	$2,948	$39,744
Total comprehensive income for the period
Profit or loss (note 23)	–	–	–	(3,378)	(3,378)	(241)	(3,619)
Transactions with owners recorded directly in equity
Shares exchanged	61	–	–	–	61	(61)	–
Share-based payment transactions	–	–	303	–	303	–	303
Balance at March 31, 2010 (note 23)	$33,909	$68	$5,949	$(6,144)	$33,782	$2,646	$36,428
Balance at December 31, 2010 (note 23)	$34,061	$68	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income for the period
Profit or loss	–	–	–	(587)	(587)	(41)	(628)
Transactions with owners recorded directly in equity
Shares exchanged	6	–	–	–	6	(6)	–
Share-based payment transactions	–	–	32	–	32	–	32
Balance at March 31, 2011	$34,067	$68	$5,596	$(23,465)	$16,266	$1,179	$17,445

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)
	For the three months ended March 31,
	2011	2010 (Note 23)
Cash flows from/(used in):
Operating activities:
Loss for the period	$(628)	$(3,619)
Adjustments for:
Depreciation	228	223
Amortization of intangible assets	181	517
Deferred tax	41	230
Share based payment transactions	32	303
	(146)	(2,346)
Change in operating assets and liabilities:
Change in trade and other receivables	52	1,187
Change in prepayments	454	(368)
Change in trade payables and accrued liabilities	60	(1,121)
Cash from/(used in) operating activities	420	(2,648)
Change in income taxes payable	3,867	(1,346)
Net cash from/(used in) operating activities	4,287	(3,994)
Investing activities:
Acquisition of property, plant and equipment	(54)	(43)
Acquisition of intangible assets	(9)	–
(Increase) in security deposits	(296)	–
Net cash from (used in) investing activities	(359)	(43)
Financing activities:
Cash flows from financing activities	–	–
Net cash used in financing activities	–	–
Net increase/(decrease) in cash and cash equivalents	3,928	(4,037)
Cash and cash equivalents, beginning of period	10,584	23,447
Cash and cash equivalents, end of period	$14,512	$19,410

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

1.	Nature of operations

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet.  The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators (“Hosted Casino”).  The Company also licenses individual games, generally with branded content, to licensed gaming operators (“Branded Games”).  The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators.  Substantially all of the Company's revenue is earned in U.S. dollars, British pounds and euro from licensees located outside of the United States.  The Company's functional currency is the U.S. dollar and, consequently, it measures and reports its results in U.S. dollars.

2.	Significant accounting policies

(a)	Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) would replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS interim condensed consolidated financial statements for part of the period covered by the first IFRS annual consolidated financial statements to be presented in accordance with IFRS for the year ended December 31, 2011.  Previously the Company prepared its annual and interim consolidated financial statements in accordance with GAAP.

The accounting policies have been applied consistently by the Company and its wholly-owned subsidiaries.

(b)	Basis of consolidation

(i)	Business Combinations

Acquisitions prior to January 1, 2010

As part of its transition to IFRSs, the Company elected to restate only those business combinations that occurred on or after January 1, 2010.  In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under previous GAAP.

(ii)	Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with shareholders in their capacity as equity holders.  Therefore no goodwill is recognized as a result of such transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Company.  The financial statements of subsidiaries are included in the condensed consolidated financial statements from the date that control commences

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

until the date that control ceases.  The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(iv)	Special purpose entities

A special purpose entity (SPE) is consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE.  SPEs are considered to be controlled by the Company where the SPE is established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

The Company assessed its operations and relationships and concluded that there are no SPEs in respect of which the Company is the primary beneficiary.  Accordingly, no SPEs are consolidated.

(v)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Transactions in foreign currencies are translated into U.S. dollars, the Company’s functional currency, at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on retranslation are recognized in the condensed consolidated statements of comprehensive loss.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  The cost of certain items of property, plant and equipment was determined by reference to a previous GAAP revaluation.  The Company elected to apply the optional exemption to use this previous revaluation as deemed cost at January 1, 2010, the date of transition (see note 5).  Cost includes expenditure that is directly attributable to the acquisition of the asset.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

(ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.  Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Leased assets are depreciated over the shorter of the lease term and their useful lives.

Depreciation is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Leasehold improvements	Straight-line	Term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets.  In respect of acquisitions prior to January 1, 2008, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP.  Goodwill is measured at cost less accumulated impairment losses.

(ii)	Computer software

Costs that are directly associated with identifiable and unique computer software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets.  Subsequently, computer software is carried at cost less any accumulated amortization and accumulated impairment losses.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

original cost of the computer software.  Costs associated with the maintenance of computer software programmes are recognized as an expense when incurred.

The cost related to the development of software is expensed as incurred unless such costs meet the criteria for capitalization under IFRS.  The Company capitalizes certain computer software development costs incurred for products designed for internal use.  Capitalized software development costs are included in intangible assets (see note 6).

Amortization commences when the computer software is available for use using the following methods and annual rates:

Intangible asset	Basis	Rate
Computer software and licenses	Straight-line	3 - 5 years
Capitalized software development	Straight-line	7 years

(iii)	Intangible assets

Intangible assets consist of customer lists, brand names and domain names acquired and have finite useful lives.  Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.  The carrying value of intangible assets is reviewed if indications of impairment exist (see note 6).  Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3 - 7 years
Brand names	12 years
Domain names	12 years

(f)	Financial instruments

(i)	Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 22).  The fair value hierarchy has the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Financial assets and financial liabilities are classified in their entirety into only one of the three levels.

(ii)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents comprise cash, restricted cash, security deposits and short-term investments with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 21) and foreign currency differences on available-for-sale equity instruments (see note 21), are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(iii)	Non-derivative financial liabilities

The Company initially recognizes all financial liabilities (including liabilities designated at fair value through profit or loss) on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.  Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

The Company has the following non-derivative financial liabilities: trade payables and accrued liabilities.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iv)	Share capital

Common shares

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(g)	Impairment

(i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.  In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level.  All individually significant receivables are assessed for specific impairment.  All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified.  Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss.  The cumulative loss that is removed from other

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.  Changes in impairment provisions attributable to time value are reflected as a component of interest income.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).  For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from the synergies of the combination.  This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Leased assets and lease payments

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.  The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(i)	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.  Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.  Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(ii)	Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.  Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(iii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an expense in the statement of comprehensive loss, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service performance conditions at the vesting date.

Fair value is determined by the Black-Scholes valuation model.  The share options plan does not have any performance conditions other than continued service.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

(i)	Provision for jackpots

Several of the Company's licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game.  Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount.  The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

all games on a monthly basis.  The reset amount is accrued, up to the predetermined amount, as wagering occurs.  The accrual for the jackpot at the condensed consolidated statement of financial position dates is included in trade payables and accrued liabilities.

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

At March 31, 2011, trade payables and accrued liabilities included $6,361 in jackpot provisions (December 31, 2010: $5,353).  This amount is sufficient to cover the full amount of any required payout.

(ii)	Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly.  Future operating losses are not provided for.

(iii)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.  The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.  Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue recognition

The Company earns its revenue primarily from:

•	hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators
•	licensing individual games, generally with branded content, to licensed operators
•	advertising revenue generated on websites operated by the company; and
•	customizing its software for specific licensees and commerce-based transactions.

Revenues from Hosted Casino and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses (e.g., promotion costs).  In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

Advertising revenues, which are included in other revenue, are generated by display advertising on casino.co.uk and winneronline.com.  Revenue is earned and recognized as “impressions” are delivered, “click-throughs” occur or “affiliate revenue” is generated.  An “impression” is delivered when an advertisement appears in pages viewed by users.  A “click-through” occurs when a user clicks on an advertiser’s listing.  “Affiliate revenue” is generated when a player is referred from one of the company’s advertising portals to a separate online gaming site and the Company earns a percentage of the revenue generated from that player.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements.  Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Interest income is recognized on an accrual basis.

(i)	Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying condensed consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in the revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the three months ended March 31, 2011 amortization of $853 (2010: $297) was recorded as a reduction of revenue in the accompanying condensed consolidated statements of comprehensive loss.

For the three months ended March 31, 2011, the Company paid net royalties of $1,059 (2010: $1,025).  The company is committed to make further royalty payments of $2,066 (see note 19).

(l)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss).  Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest and bank charges and changes in the fair value of financial assets at fair value through profit or loss

Foreign currency gains and losses are reported on a net basis.

(m)	Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings per share

Shares of the Company and of CryptoLogic Exchange Corporation (“CEC”) are participating securities and, accordingly, earnings per share is calculated using the two class method.  The two-class method determines earnings per share for the Company's common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal.

The Company uses the treasury stock method in computing diluted earnings per common share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share.  It assumes that any proceeds would be used to purchase the Company's common shares at the average market price.

(o)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components.  All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(p)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended March 31, 2011 and have not been applied in preparing these condensed consolidated financial statements.

•	IFRS 1 First-time Adoption of International Financial Reporting Standards, amendments regarding Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters
•	IFRS 7 Financial Instruments: Disclosures, amendments regarding Disclosures — Transfers of Financial Assets
•	IFRS 9 Financial Instruments (to replace IAS 39)
•	IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets

The Board of Directors expects that, when these standards or interpretations become effective in future periods, they will not have a material effect on the financial statements of the Company.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

3.	Critical accounting estimates and judgements

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  The areas requiring estimates and judgments that may potentially have a significant impact on the Company’s earnings and financial position include, but are not limited to, provision for jackpots, the estimate useful lives of property, plant and equipment and intangible assets, share based payments, income taxes, the reported amounts of revenue and expenses, the fair value of financial instruments, legal proceedings and contingent liabilities.

Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(a)	Provision for jackpots

Several of the Company's licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game.  Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount.  The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis.  The reset amount is accrued, up to the predetermined amount, as wagering occurs.  The accrual for the jackpot at the condensed consolidated statement of financial position dates is included in trade payables and accrued liabilities.

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

(b)	Useful life of property, plant and equipment and intangible assets

Intangible assets and property, plant and equipment are amortized or depreciated over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness.

Changes to estimates can result in significant variations in the amounts charged to the condensed consolidated statement of comprehensive loss in specific periods.

(c)	Share-based compensation

The Company has a share-based remuneration scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk free interest rate, dividend yield, volatility factor of the expected market price of the Company’s shares and the expected life of the options.

(d)	Income taxes

The Company is subject to tax in multiple jurisdictions and judgment is required in determining the provision for income taxes.  The Company uses the asset and liability method of accounting for income taxes.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.  Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment or substantive enactment date.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

(e)	Fair value of financial instruments

The Company determines the fair value of financial instruments that are not quoted using valuation techniques.  Those techniques are significantly affected by the assumptions used, including discount rates and estimates for future cash flows.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately (see note 21).

(f)	Legal proceedings and contingent liabilities

The Company is involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management's assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlement or awards under such claims are provided for when reasonably determinable.

4.	Changes in accounting estimates

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in the hosted casino and also as branded games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying condensed consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in the revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during the second quarter of 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  In the three months ended March 31, 2011, amortization of $853 (2010: $297) was recorded as a reduction of revenue in the accompanying condensed consolidated statements of comprehensive loss.

In the three months ended March 31, 2011, the Company paid net royalties of $1,059 (2010: $1,025).  The company is committed to make further royalty payments of $2,066, of which $1,562 relates to the nine months ending December 31, 2011 (see note 19).

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

5.	Property, plant & equipment

	Computer equipment	Office Furniture and equipment	Leasehold improvements	Total
Cost
Balance, January 1, 2010	$5,373	$1,013	$2,564	$8,950
Additions	349	161	312	822
Disposals	(12)	(48)	–	(60)
Balance, December 31, 2010	5,710	1,126	2,876	9,712
Additions	31	13	10	54
Balance, March 31, 2011	$5,741	$1,139	$2,886	$9,766
Amortization
Balance, January 1, 2010	$(4,500)	$(595)	$(1,029)	$(6,124)
Charge for the year	(402)	(188)	(452)	(1,042)
Disposals	10	29	–	39
Balance, December 31, 2010	(4,892)	(754)	(1,481)	(7,127)
Charge for the period	(82)	(29)	(117)	(228)
Balance, March 31, 2011	$(4,974)	$(783)	$(1,598)	$(7,355)
Net book value
Balance, March 31, 2011	$767	$356	$1,288	$2,411
Balance, December 31, 2010	$818	$372	$1,395	$2,585
Balance, January 1, 2010	$873	$418	$1,535	$2,826

During the three months ended March 31, 2011, there were no changes in the estimated useful lives of property, plant and equipment.

During 2010, the Company disposed of office furniture and equipment and computer equipment associated with the consolidation of its operations into Malta.  The Company recorded a gain on disposal of these assets of $34, which is included in general and administrative expenses in the accompanying condensed consolidated statements of comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

6.	Intangible assets

	Parbet	Casino.co.uk	Computer software & licenses (Note 23)	Capitalized software development (Note 23)	Total intangible assets
Cost
Balance, January 1, 2010	$2,487	$2,568	$10,319	$4,300	$19,674
Additions	–	–	243	–	243
Impairments	(2,487)	(2,481)	–	(2,105)	(7,073)
SRED rebate	–	–	–	(295)	(295)
Balance, December 31, 2010	–	87	10,562	1,900	12,549
Additions	–	–	9	–	9
Balance, March 31, 2011	–	87	10,571	1,900	12,558
Amortization
Balance, January 1, 2010	(297)	(800)	(9,671)	-	(10,768)
Charge for the year	(148)	(177)	(482)	(523)	(1,330)
Impairments	445	972	-	342	1,759
Balance, December 31, 2010	–	(5)	(10,153)	(181)	(10,339)
Charge for the period	–	(3)	(100)	(78)	(181)
Balance, March 31, 2011	–	(8)	(10,253)	(259)	(10,520)
Net book value
Balance, March 31, 2011	$–	$79	$318	$1,641	$2,038
Balance, December 31, 2010	$–	$82	$409	$1,719	$2,210
Balance, January 1, 2010	$2,190	$1,768	$648	$4,300	$8,906

The impairment losses are included in the impairment of intangible assets in the accompanying condensed consolidated statements of comprehensive loss.

In January 2007, the Company acquired the poker brand and the customer list of Parbet.  The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list.  The Company also recorded a future income tax liability of $1,308.  In 2008, due to decreasing poker revenues and reduced expectations of the Parbet.com brand, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of approximately $7,214.

In the year ended December 31, 2010, as a result of reduced expectations of the Parbet brand, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Parbet brand and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,950, or the entire carrying value of the intangible assets.

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition.  In the year ended December 31, 2010, as a result of reduced expectations of the Casino.co.uk portal, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Casino.co.uk portal and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,626 (2009: $nil).  The brand name is being amortized over 12 years.

7.	Cash and cash equivalents

For the purposes of the statement of cash flows, the cash and cash equivalents include the following:

	As at March 31, 2011	As at December 31, 2010
Cash at bank	$8,212	$3,284
Deposits	6,300	7,300
Total cash and cash equivalents	$14,512	$10,584

8.	Security deposits

Security deposits are amounts held by the Company's banks as collateral provided to payment processors that process deposits and credit card transactions.  During the three months ended March 31, 2011, the Company increased its security deposits with one of its banks to provide additional cover for credit card and foreign exchange transactions.

9.	Trade and other receivables

	As at March 31, 2011	As at December 31, 2010
Trade receivables	$2,546	$2,431
Refundable VAT and other taxes	874	1,249
Other receivables	1,574	1,366
Total trade and other receivables	$4,994	$5,046

The fair values of trade and other receivables due within one year approximate to their carrying amounts as presented above.

10.	Share capital

Authorized

Unlimited Common Shares

Issued and outstanding

	Issued		Contributed	Total
	Common Shares	Amount	surplus
Balance, December 31, 2010	12,879	$34,061	$68	$34,129
CEC shares exchanged (1)	5	6	–	6
Balance at March 31, 2011	12,884	$34,067	$68	$34,135

(1)
The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of the Company.  As consideration for the acquisition, the Company issued either an equivalent amount of its Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.  The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited Common Shares at any time.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

As a result of the reorganization, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were issued.  Since June 1, 2007, 398,437 CEC shares have been exchanged, with the remaining shares of CEC being reflected as non-controlling interest as at December 31, 2010.  On June 1, 2014, the Company will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited Common Shares.

11.	Share-based compensation

Under the share option plan, the Company may grant options to directors, officers and other key employees to purchase common shares.  All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.  Under the plan, a maximum of 3,900,000 common shares may be issued.  The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant.  The Company generally grants share options with an exercise price at the closing price on the date of grant.  There were 911,462 common shares available to be issued under the share option plan as at March 31, 2011 (December 31, 2010: 1,256,712).  Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Historically, the Company has granted options with an exercise price at the closing price on the Toronto Stock Exchange on the date of grant.  Since the Company’s Common Shares are now more actively traded on NASDAQ the Company granted options with an exercise price at the closing price on NASDAQ on the date of grant.

Details of share option transactions are as follows:

	Three months ended March 31, 2011				Year ended December 31, 2010
	Number of options	Weighted average exercise price of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Weighted average exercise price of options
		Cdn$	US$		Cdn$	US$
Options outstanding, beginning of period	153,500	$20.63		563,521	$21.89
Options outstanding, beginning of period	70,000		$1.61	–		$–
Granted	–	–		5,000	3.08
Granted	310,000		1.45	70,000		1.61
Forfeited	(24,750)	10.90		(415,021)	8.62
Forfeited	(10,000)		1.45	–		–
Options outstanding, end of period	128,750	$20.12		153,500	$20.63
Options outstanding, end of period	370,000		$1.48	70,000		$1.61
	498,750			223,500
Options exercisable, end of period	92,250	$22.74	$–	110,808	$22.61	$–

			March 31, 2011		March 31, 2011
	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Cdn$			Cdn$		Cdn$
$0.01 - $5.00	15,000	3.85	$3.23	2,500	$3.30
$5.01 - $20.00	69,750	1.84	18.75	45,750	18.70
$20.01 - $30.00	44,000	0.50	28.04	44,000	28.04
	128,750	1.62	$20.12	92,250	$22.74

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

			March 31, 2011		March 31, 2011
	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
US$			US$		US$
$0.01 - $5.00	370,000	4.70	$1.48	–	$–
	370,000	4.70	$1.48	–	$–

The Company expenses the cost of all share option grants, determined using the fair value method.  The estimated fair value of the options is recorded over the periods that the options vest.  The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.3%	0.3%
Expected volatility	76%	73%
Expected life of options in years	3	3

The weighted average fair value of options granted during the three months ended March 31, 2011 was $0.72 (2010: $nil).

Included in operating costs is the cost of share options in the amount of $32 (2010: $303).

12.	Non-controlling interest

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC will be issued after June 1, 2007.

As part of its transition to IFRSs, the Group elected to restate only those business combinations that occurred on or after January 1, 2010; accordingly, the Arrangement has been accounted for using the continuity of interest method under previous GAAP, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc.

These condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as non-controlling interest in these condensed consolidated financial statements, as required under IFRS.  As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as non-controlling interest on the condensed consolidated statement of financial position and a similar proportional share of the profit or loss associated with subsidiaries directly or indirectly owned by CEC is included in the condensed consolidated statement of comprehensive loss as non-controlling interest.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

In addition, dividends paid to CEC shareholders reduce non-controlling interest on the condensed consolidated statement of financial position.  For accounting purposes, when CEC shares are exchanged, the proportional share of the non-controlling interest recorded on the condensed consolidated statement of financial position is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding.  Since June 1, 2007, a total of 398,437 CEC shares have been exchanged for the Company's shares.

13.	Trade payables and accrued liabilities

	As at March 31, 2011	As at December 31, 2010
Trade payables	$1,191	$1,796
Provision for jackpots	6,631	5,353
Accrued liabilities	5,298	5,911
Total trade payables and accrued liabilities	$13,120	$13,060

The average credit period on purchases is one month.  The Company has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

The fair values of trade payables and accrued liabilities due within one year approximate to their carrying amounts as presented above.

14.	Segment reporting

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games as well as licensees of Branded Games and considers these to be one operating and reporting segment.

The Company reviews performance by reference to group-wide reporting measures and the revenues derived from the following products:

●	Hosted Casino
●	Branded Games
●	Poker
●	Other

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying condensed consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company does not allocate operating expenses, general and administrative expenses, profit measures, assets and liabilities to individual product groupings.  Accordingly the disclosures below are provided on a group wide basis:

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Revenue by product:

For the three months ended March 31,	2011	2010
Hosted Casino	$5,219	$5,754
Branded Games	1,489	1,254
Poker	253	589
Other	103	723
Revenue before amortization	7,064	8,320
Amortization of royalties	(853)	(297)
Amortization of games	(195)	(382)
Revenue	$6,016	$7,641

Revenue from the top seven licensees constituted 77% (2010: 79%) of revenue before amortization.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gaming license of the licensee.  This does not reflect the region of the end users of the Company’s licensees.

Geographical analysis of revenue before amortization:

For the three months ended March 31,	2011	2010
Malta	$5,493	$6,686
Gibraltar	1,153	1,206
Alderney	363	242
Curaçao	38	49
Rest of the World	17	137
	$7,064	$8,320

Geographical analysis of capital assets:

Net book value as at	March 31, 2011	December 31, 2010
Malta	$627	$656
Ireland	1,477	1,610
United Kingdom	80	87
Canada	227	232
	$2,411	$2,585

15.	Reorganization

The Company announced a plan for reorganization of its business in 2009 after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.  In June 2010, the Company commenced an additional reorganization plan consolidating its Cyprus and the majority of its UK activities at a new location in Malta together with headcount reductions across all locations.

The following is a summary of the reorganization accrual:

Included in trade payables and accrued liabilities at December 31, 2010	$54
Total reorganization charges incurred in the three months ended March 31, 2011	–
Total reorganization payments for the three months ended March 31, 2011	(54)
Included in trade payables and accrued liabilities at March 31, 2011	$–

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

During the three months ended March 31, 2011, the Company made total reorganization payments of $54, consisting of employee severance.

16.	Finance income and costs

For the three months ended March 31,	2011	2010
Interest income	$8	$42
Net foreign exchange transaction gains	31	361
Finance income	39	403
Interest expense	(10)	(15)
Finance costs	(10)	(15)
Net finance income	$29	$388

17.	Loss per Common Share

Loss per share is calculated using the two-class method, whereby Common Shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the Common Shares in calculating the basic and diluted loss per share is as follows:

	For the three months ended March 31,
	2011	2010
Loss attributable to Common Shares	$(587)	$(3,378)
Loss attributable to CEC shares	(41)	(241)
Loss before non-controlling interest	$(628)	$(3,619)

The denominator used in calculating basic and diluted loss per Common Share is calculated as follows:

	For the three months ended March 31,
All share amounts below are in thousands of shares	2011	2010
Weighted average number of Common Shares outstanding – basic	12,884	12,801
Add weighted average impact of CEC shares	936	1,019
Total weighted average number Common Shares outstanding – basic	13,820	13,820
Total weighted average number of Common Shares outstanding –diluted	13,820	13,820

Basic and diluted loss per Common Share is as follows:

	For the three months ended March 31,
	2011	2010
Net loss per Common Share
Basic	$(0.05)	$(0.26)
Diluted	$(0.05)	$(0.26)

For the three month period ended March 31, 2011 and March 31, 2010, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.  Potentially dilutive securities for the three months ended March 31, 2011 and March 31, 2010 have been excluded, as they would be anti-dilutive due to the recorded loss.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

18.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business.  The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange.  The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At March 31, 2011, the Company had $16,266 (December 31, 2010: $16,815) shareholders’ equity.

The Company offers share options to key employees and directors.  At March 31, 2011, employees and directors held options to purchase 498,750 Common Shares of the Company.

The Company has not declared a dividend in the quarter.  The Company does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during the three months ended March 31, 2011.  Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

19.	Commitments

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

Nine months ending December 31, 2011	$905
2012	1,212
2013	899
2014	577
2015	393
Thereafter	579
Total	$4,565

The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2012 as follows:

Nine months ending December 31, 2011	$1,562
2012	504
Total	$2,066

20.	Related party transactions

In the normal course of operations, the Company previously engaged the services of a law firm in which a former member of the Board of Directors is a partner.  Fees paid to this firm for the three months ended March 31, 2011 were $nil (2010: $14).

21.	Financial instruments

The fair values of the Company's financial assets and liabilities approximate their carrying amounts at the reporting date.

The nominal value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents comprise cash, restricted cash, security deposits and short-term investments with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instrument, are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Trade payables and accrued liabilities

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

22.           Financial risk management

(a)	Overview

The Company is exposed to interest rate risk, credit risk, liquidity risk, and currency risk arising from the financial instruments held.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Interest rate risk

Interest rate risk is the risk that the value of financial instruments will fluctuate due to changes in market interest rates.  The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

bearing debt.  The Company's management monitors the interest rate fluctuations on a continuous basis and acts accordingly.

At the reporting date the interest rate profile of interest-bearing financial instruments was:

	As at March 31, 2011	As at December 31, 2010
Variable rate instruments:
Financial assets	$19,402	$17,168

The weighted average effective interest rate on its cash and cash equivalents as at March 31, 2011 was 0.06% (2010: 0.78%).

Sensitivity analysis

An increase of 100 basis points in interest rates at March 31, 2011 would have decreased the loss and total comprehensive loss by $33 (2010: $54).  This analysis assumes that all other variables, in particular foreign currency rates, remain constant.  For an equivalent decrease there would be an equal and opposite impact on the loss and total comprehensive loss.

(c)	Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date.  The Company has no significant concentration of credit risk.  The Company has policies in place to ensure that sales of services are made to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables.  Cash balances are held with high credit quality financial institutions and the Company has policies to limit the amount of credit exposure to any financial institution.

The Company does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

(d)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match.  An unmatched position potentially can increase the risk of losses.  The Company has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

The following tables detail the Company’s remaining contractual maturity for its financial liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.  The table includes both interest and principal cash flows.

	Carrying amount	Contractual cash flows	Payable less than 3 months	Payable 3-12 months	Payable 1-2 years	Payable 2-5 years	Payable more than 5 years
As at March 31, 2011
Trade payables and accrued liabilities	$13,120	$13,120	$13,120	$–	$–	$–	$–
As at December 31, 2010
Trade payables and accrued liabilities	$13,060	$13,060	$13,060	$–	$–	$–	$–

(e)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.  Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency of the Company.  The Company is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the British pound, euro and Canadian dollar.  The Company's management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

At March 31, 2011, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents, security deposits and user funds	$11,084	$2,598	$1,144	$4,576	$19,402
Trade and other receivables	$1,398	$2,018	$1,229	$349	$4,994
Accounts payable and accrued liabilities	$(3,347)	$(2,128)	$(7,160)	$(485)	$(13,120)
Income taxes receivable and payable	$–	$325	$(21)	$(3,800)	$(3,496)
User funds	$(2,007)	$(1,740)	$(332)	$–	$(4,079)
Net balance sheet exposure	$7,128	$1,073	$(5,140)	$640	$3,701

The Company’s revenue and expense exposure for revenue and expenses denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue
Three months ended
March 31, 2011	$611	$2,734	$2,653	$–	$18	$6,016
Three months ended
March 31, 2010	$2,988	$2,142	$2,511	$–	$–	$7,641
Expenses
Three months ended
March 31, 2011	$365	$3,056	$1,664	$1,344	$64	$6,493
Three months ended
March 31, 2010	$76	$3,401	$3,549	$4,406	$93	$11,525

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

Sensitivity analysis

Gross balance sheet exposure:

A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at March 31, 2011 would have decreased the loss by approximately $342 (at December 31, 2010: $481).  This analysis assumes that all other variables remain constant and represents the Company’s gross balance sheet exposure at March 31, 2011.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Net revenue exposure:

A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three months ended March 31, 2011 would have decreased revenue, and correspondingly increased losses, by approximately $541 (2010: $465).  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense exposure:

A 10% strengthening of the U.S. dollar against the currencies in the above table for the three months ended March 31, 2011 would have decreased expense, and correspondingly decreased losses, by approximately $613 (2010: $1,145).  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Foreign exchange:

In the three months ended March 31, 2011, the Company recognized a total foreign exchange gain of $34 (2010: $361), which is recorded in net finance costs in the accompanying condensed consolidated statements of comprehensive loss.

23.           Explanation of transition to International Financial Reporting Standards

As stated in note 2, these are the Company’s first condensed consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the interim condensed consolidated financial statements of the three months ended March 31, 2011, the comparative information presented in these financial statements for the three months ended March 31, 2010, the financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition).

In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (previous GAAP).  An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

The guidance for the first time adoption of IFRS is set out in IFRS 1 First-time adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company elected to take the following IFRS 1 optional exemptions:

●	To apply the requirements of IFRS 3 Business Combinations, prospectively for the Company’s date of transition.
●	To apply the requirements of IFRS 2 Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested at the date of transition.

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	Notes	Previous GAAP	Effect of transition to IFRS January 1, 2010	IFRS
ASSETS
Deferred tax assets		$1,549	$–	$1,549
User funds held on deposit	E	7,929	(7,929)	–
Property, plant and equipment	D	7,774	(4,948)	2,826
Intangible assets	D, B	4,342	4,564	8,906
Total non-current assets		21,594	(8,313)	13,821
Cash and cash equivalents		23,447	–	23,447
Security deposits		250	–	250
User funds held on deposit	E	–	7,929	7,929
Trade and other receivables		7,972	–	7,972
Current tax assets		681	–	681
Prepayments		9,426	–	9,426
Total current assets		41,776	7,929	49,705
Total assets		$63,370	$(384)	$62,986

EQUITY
Share capital		$33,916	$–	$33,916
Share options	A	7,633	(1,987)	5,646
Deficit		(4,753)	1,987	(2,766)
Total equity attributable to shareholders of the Company		36,796	–	36,796
Non-controlling interest	C	2,948	–	2,948
Total equity		39,744	–	39,744

LIABILITIES
Deferred tax liabilities	B	384	(384)	–
User funds held on deposit	E	7,929	(7,929)	–
Total non-current liabilities		8,313	(8,313)	–
Trade payables and accrued liabilities		13,156	–	13,156
Income taxes payable		2,157	–	2,157
User funds held on deposit	E	–	7,929	7,929
Total current liabilities		15,313	7,929	23,242
Total liabilities		23,626	(384)	23,242
Total equity and liabilities		$63,370	$(384)	$62,986

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	Notes	Previous GAAP	Effect of transition to IFRS March 31, 2010	IFRS
ASSETS
Deferred tax assets		$1,305	$–	$1,305
User funds held on deposit	E	7,777	(7,777)	–
Property, plant and equipment	D	7,236	(4,597)	2,639
Intangible assets	D, B	4,182	4,227	8,409
Total non-current assets		20,500	(8,147)	12,353
Cash and cash equivalents		19,410	–	19,410
Security deposits		250	–	250
User funds held on deposit	E	–	7,777	7,777
Trade and other receivables		6,785	–	6,785
Current tax assets		666	–	666
Prepayments		9,795	–	9,795
Total current assets		36,906	7,777	44,683
Total assets		$57,406	$(370)	$57,036

EQUITY
Share capital		$33,977	$–	$33,977
Share options	A	7,805	(1,856)	5,949
Deficit		(8,000)	1,856	(6,144)
Total equity attributable to shareholders of the Company		33,782	–	33,782
Non-controlling interest	C	2,646	–	2,646
Total equity		36,428	–	36,428

LIABILITIES
Deferred tax liabilities	B	370	(370)	–
User funds held on deposit	E	7,777	(7,777)	–
Total non-current liabilities		8,147	(8,147)	–
Trade payables and accrued liabilities		12,035	–	12,035
Income taxes payable		796	–	796
User funds held on deposit	E	–	7,777	7,777
Total current liabilities		12,831	7,777	20,608
Total liabilities		20,978	(370)	20,608
Total equity and liabilities		$57,406	$(370)	$57,036

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	Notes	Previous GAAP	Effect of transition to IFRS December 31, 2010	IFRS
ASSETS
Deferred tax assets		$864	$–	$864
User funds held on deposit	E	6,069	(6,069)	–
Property, plant and equipment	D	4,713	(2,128)	2,585
Intangible assets	D, B	95	2,115	2,210
Total non-current assets		11,741	(6,082)	5,659
Cash and cash equivalents		10,584	–	10,584
Security deposits		515	–	515
User funds held on deposit	E	–	6,069	6,069
Trade and other receivables		5,046	–	5,046
Current tax assets		730	–	730
Prepayments		8,942	–	8,942
Total current assets		25,817	6,069	31,886
Total assets		$37,558	$(13)	$37,545

EQUITY
Share capital		$34,129	$–	$34,129
Share options	A	7,826	(2,262)	5,564
Deficit		(25,140)	2,262	(22,878)
Total equity attributable to shareholders of the Company		16,815	–	16,815
Non-controlling interest	C	1,226	–	1,226
Total equity		18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	29	(13)	16
User funds held on deposit	E	6,069	(6,069)	–
Total non-current liabilities		6,098	(6,082)	16
Trade payables and accrued liabilities		13,060	–	13,060
Income taxes payable		359	–	359
User funds held on deposit	E	–	6,069	6,069
Total current liabilities		13,419	6,069	19,488
Total liabilities		19,517	(13)	19,504
Total equity and liabilities		$37,558	$(13)	$37,545

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Three months ended March 31, 2010
Total revenue		$7,641	$–	$7,641
Expenses:
Operating	A, F	8,086	492	8,578
General and administrative		2,178	–	2,178
Reorganization		29	–	29
Finance costs	F	15	(15)	–
Depreciation	D	580	(357)	223
Amortization of intangible assets	D	160	357	517
		11,048	477	11,525
Results from operating activities		(3,407)	(477)	(3,884)
Finance income	F	42	361	403
Finance costs	F	–	(15)	(15)
Net finance costs		42	346	388
Loss before income taxes		(3,365)	(131)	(3,496)
Income tax expense		123	–	123
Loss for the period		(3,488)	(131)	(3,619)
Other comprehensive income		–	–	–
Other comprehensive income for the period net of income tax		–	–	–
Total comprehensive loss for the period		$(3,488)	$(131)	$(3,619)
Total comprehensive loss attributable to:
Shareholders of the Company		(3,247)	(131)	(3,378)
Non-controlling interests		(241)	–	(241)
Total comprehensive loss for the period		$(3,488)	$(131)	$(3,619)

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Total revenue		$25,988	$–	$25,988
Expenses:
Operating	A, F	30,230	(100)	30,130
General and administrative		7,561	–	7,561
Reorganization		1,935	–	1,935
Impairment of property, plant and equipment		1,763		1,763
Impairment of intangible assets		3,566		3,566
Finance costs	F	65	(65)	–
Depreciation	D	2,047	(1,004)	1,043
Amortization of intangible assets	D	325	1,004	1,329
		47,492	(165)	47,327
Results from operating activities		(21,504)	165	(21,339)
Finance income	F	80	175	255
Finance costs	F	–	(65)	(65)
Net finance costs		80	110	190
Other income		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss for the period		(21,896)	275	(21,621)
Other comprehensive income		–	–	–
Other comprehensive income for the period net of income tax		–	–	–
Total comprehensive loss for the period		$(21,896)	$275	$(21,621)
Total comprehensive loss attributable to:
Shareholders of the Company		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Total comprehensive loss for the period		$(21,896)	$275	$(21,621)

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Three months ended March 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(3,488)	$(131)	$(3,619)
Adjustments for:
Depreciation	D	580	(357)	223
Amortization of intangible assets	D	160	357	517
Deferred tax		230	–	230
Share-based payment transactions	A	172	131	303
		(2,346)	–	(2,346)
Change in operating assets and liabilities:
Change in trade and other receivables		1,187	–	1,187
Change in prepayments		(368)	–	(368)
Change in trade payables and accrued liabilities		(1,121)	–	(1,121)
Cash used in operating activities		(2,648)	–	(2,648)
Income taxes receivable/payable		(1,346)	–	(1,346)
Net cash used in operating activities		(3,994)	–	(3,994)
Investing activities:
Acquisition of property, plant and equipment		(43)	–	(43)
Net cash used in investing activities		(43)	–	(43)
Financing activities:
Cash flows from financing activities		–	–	–
Net cash used in financing activities		–	–	–
Net decrease in cash and cash equivalents		(4,037)	–	(4,037)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Cash and cash equivalents, end of period		$19,410	$–	$19,410

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(21,896)	$275	$(21,621)
Adjustments for:
Depreciation	D	2,047	(1,004)	1,043
Amortization of intangible assets	D	325	1,004	1,329
Impairment of capital assets		1,763	–	1,763
Gain on long-term investments		(185)	–	(185)
Impairment of intangible assets		3,566	–	3,566
Deferred tax		684	–	684
Share-based payment transactions	A	193	(275)	(82)
		(13,503)	–	(13,503)
Change in operating assets and liabilities:
Change in trade and other receivables		2,926	–	2,926
Change in prepayments		484	–	484
Change in trade payables and accrued liabilities		(96)	–	(96)
Cash used in operating activities		(10,189)	–	(10,189)
Income taxes receivable/payable		(1,550)	–	(1,550)
Net cash used in operating activities		(11,739)	–	(11,739)
Investing activities:
Acquisition of property, plant and equipment		(1,065)	–	(1,065)
Cash received from long-term investments		185	–	185
Disposal of capital assets		21	–	21
(Increase) in security deposits		(265)	–	(265)
Net cash used in investing activities		(1,124)	–	(1,124)
Financing activities:
Cash flows from financing activities		–	–	–
Net cash used in financing activities		–	–	–
Net decrease in cash and cash equivalents		(12,863)	–	(12,863)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Cash and cash equivalents, end of period		$10,584	$–	$10,584

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

A.	Share-based payments

The Company has a share option plan for directors, officers and other key employees.  Under Canadian GAAP, share option grants were accounted for as capital transactions at the time of the grant and were reflected as share options in the total equity attributable to the shareholders of the Company.  The fair value of the options was measured at grant date using the Black-Scholes pricing model, and was recognized over the period that the employee earns the options.  The fair value was recognized as an expense in the condensed consolidated statements of comprehensive loss with a corresponding increase in equity.  The amount recognized as expense was adjusted to reflect the number of share options expected to vest.  The Company did not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures were accounted for as they occur.

Under IFRS, share options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting instalment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

B.	Deferred tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gaming portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

C.	Non-controlling interest

Under Canadian GAAP, the Company classified non-controlling interest (minority interest) as a separate component between liabilities and equity in the condensed consolidated statements of financial position.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1, not to retrospectively restate any business combinations under IFRS 3 Revised.

D.	Property, plant and equipment

Under Canadian GAAP, the Company classified computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

E.	User funds held on deposit

Under Canadian GAAP, the Company classified user funds held on deposit as a separate component of non-current assets.  Under IFRS, user funds held on deposit are reclassified as current assets.

F.	Finance costs

Under Canadian GAAP the company classified foreign exchange gains and losses as a component of operating expense in the condensed consolidated statements of comprehensive loss.  Under IFRS foreign exchange gains and losses other than those arising on financial instruments measured at fair value through the profit and loss are recorded as a component of net finance income/costs.  Finance costs are shown on

CRYPTOLOGIC LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2011

the face of the condensed consolidated statements of comprehensive loss as an expense after results of operating activities.

24.	Differences between the International Financial Reporting Standards and United States generally accepted accounting principles

There are no significant measurement differences between IRFS and U.S. GAAP affecting the condensed consolidated financial statements.